Exhibit (a)(1)(C)

Offer to Purchase for Cash

Shares of Class A Common Stock of

MALIBU BOATS, INC.

and Limited Liability Company Interests of

MALIBU BOATS HOLDINGS, LLC

for an Aggregate Purchase Price of Not More than $70.0 Million at a Per Share or LLC Unit Purchase Price Not Less Than $21.00 Per Share or LLC Unit

Nor Greater Than $23.50 Per Share or LLC Unit

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, APRIL 9, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”)

OR TERMINATED.

March 13, 2015

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Malibu Boats, Inc., a Delaware corporation (the “Company”), to act as Dealer Manager in connection with the Company’s offer to purchase for cash (i) shares of its Class A Common Stock, par value $0.01 per share (the “Shares”) and (ii) limited liability company interests of Malibu Boats Holdings, LLC (the “LLC” with such limited liability company interests defined as the “LLC Units” and collectively with the Shares, the “Securities”), each pursuant to (x) auction tenders at prices specified by the tendering stockholders or unitholders, as the case may be, of not less than $21.00 nor greater than $23.50 per Share or LLC Unit (the “Auction Tenders”) or (y) purchase price tenders (“Purchase Price Tenders”), in either case without interest, less any applicable withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2015 (the “Offer to Purchase” and, together with the related Letter of Transmittal, the “Letter of Transmittal,” as they may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Securities registered in your name or in the name of your nominee. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Offer to Purchase.

After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share or LLC Unit (the “Purchase Price”), which will be not less than $21.00 and not more than $23.50 per Share or LLC Unit, that it will pay for Securities validly tendered in the Offer and not validly withdrawn, taking into account the number of Securities tendered pursuant to Auction Tenders and pursuant to Purchase Price Tenders and the prices specified by stockholders and unitholders tendering Securities pursuant to Auction Tenders. Securities tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $21.00 per Share or LLC Unit (which is the minimum price per Share or LLC Unit under the Offer) for the purposes of determining the Purchase Price. The Purchase Price will be the lowest price per Share or LLC Unit of not less than $21.00 and not more than $23.50 per Share or LLC Unit that will enable the Company to purchase the maximum number of Securities validly tendered in the Offer and not validly withdrawn having an aggregate purchase price of no more than $70.0 million (the “Aggregate Purchase Price”). There is no requirement for the Company to use a specified portion of the Aggregate Purchase Price to purchase Shares versus LLC Units and the Company will treat Shares and LLC Units equally when allocating the Aggregate Purchase Price. Only Securities validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Securities validly tendered pursuant to the Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased. Upon the terms and subject to the conditions of the Offer, if Securities having an aggregate purchase price of less than $70.0 million are validly tendered and not validly withdrawn, the Company will buy all Securities validly tendered and not validly withdrawn.

All Securities purchased pursuant to the Offer will be purchased at the same respective Purchase Price regardless of whether the stockholder or unitholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Securities tendered at or below the Purchase Price may not be purchased if more than the number of Shares or LLC Units having an aggregate purchase price of $70.0 million are validly tendered at or below the Purchase Price and not validly withdrawn. See Section 1 of the Offer to Purchase.

In addition, if more than $70.0 million in value of Securities are tendered in the Offer at or below the Purchase Price, the Company reserves the right, in its sole discretion, to increase the Aggregate Purchase Price of the Securities purchased in the Offer and thereby increase the number of Shares and LLC Units the Company purchases by no more than 2% of the aggregate of the Company’s outstanding Shares and LLC Units, respectively, without extending the Expiration Time. See Section 1 of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if the number of Securities validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $70.0 million, the Company will purchase or cause to be purchased Securities in the following order of priority: (i) first, all Securities owned in “odd lots” (less than 100 Shares or LLC Units) all of which have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time); (ii) second, all other tendered Securities (other than conditionally tendered Shares or LLC Units for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis if necessary, with appropriate adjustments to avoid the purchase of fractional Shares or LLC Units, until the Company has purchased or caused to be purchased Securities resulting in an aggregate purchase price of $70.0 million; and (iii) third, if necessary to permit the Company to purchase Securities having an aggregate purchase price of $70.0 million, such Securities tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders or unitholders, as the case may be, whose Securities are conditionally tendered must have tendered and not validly withdrawn all of their Securities prior to the Expiration Time). To be eligible for purchase by random lot, stockholders and unitholders whose Securities are conditionally tendered must have validly tendered and not validly withdrawn all of their Securities prior to the Expiration Time. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Securities registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated March 13, 2015;

2.	Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering Securities of, and for the information of, your clients;

3.	Letter to Clients, for you to send to your clients for whose accounts you hold Securities registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Depositary”).

The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 14 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to stockholders and unitholders of an exchange of Securities for cash pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, withdrawal rights and proration period will expire at the end of the day, 12:00 midnight, New York City time, on April 9, 2015, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

For Securities to be tendered validly in the Offer, (i) the certificates for Securities or the confirmation of receipt of the Securities pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message in the case of a book-entry transfer of Shares through DTC, and (ii) any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase.

EACH OF THE COMPANY’S BOARD OF DIRECTORS AND THE COMPANY, AS THE LLC’S SOLE MANAGING MEMBER, HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY’S BOARD OF DIRECTORS, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT OR ANY OF THEIR AFFILIATES MADE, OR ARE MAKING, ANY RECOMMENDATION TO YOUR CLIENTS AS TO WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING THEIR SECURITIES OR AS TO THE PRICE OR PRICES AT WHICH THEY MAY CHOOSE TO TENDER THEIR SECURITIES. YOUR CLIENTS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER THEIR SECURITIES AND, IF SO, HOW MANY SHARES OR LLC UNITS TO TENDER AND THE PRICE OR PRICES AT WHICH THEIR SHARES OR LLC UNITS SHOULD BE TENDERED. IN DOING SO, YOUR CLIENTS SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2 OF THE OFFER TO PURCHASE. YOUR CLIENTS ARE URGED TO DISCUSS THEIR DECISIONS WITH THEIR OWN TAX ADVISORS, FINANCIAL ADVISORS AND/OR BROKERS.

The Company will not pay or cause to be paid any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Securities pursuant to the Offer. The Company will, however, upon on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares and LLC Units pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

The Offer is not being made to, nor will any tendered Securities be accepted from or on behalf of, stockholders or unitholders, as the case may be, in any U.S. state where it would be illegal to do so. If the Company becomes aware of any U.S. state where the making of the Offer or the acceptance of Securities pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Securities residing in that U.S. state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Call Toll-Free: (866) 856-4733

Or Via Email: malibuboats@georgeson.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

Very truly yours,

Wells Fargo Securities, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the LLC, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.